FEDERATED EQUITY FUNDS

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 11, 2010

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)
Federated Global Equity Fund (the “Fund”)
Institutional Shares
1933 Act File No. 2-91090
1940 Act File No. 811-4017

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 111 submitted via EDGAR on September 16, 2010.

In accordance with your first comment that the 40% test is required since “Global is in the Fund’s name along with disclosure in the strategy section, we understand that the Commission's position with respect to the use of the word "Global" in a Fund's name to be that, while the term Global would not subject the Fund to Rule 35d-1, the Commission would expect that the Fund invest its assets "in investments that are tied economically to a number of countries throughout the world." (See, footnote 42 in Release No. IC-24828).  In addition, the Commission has stated that the terms "international" or "global" may "describe a number of investment companies that have significantly different investment portfolios" and that the "number of countries in which an 'international' or 'global' investment company may invest at any one time may appropriately differ from company to company." (See, Release No. IC-22530). Thus, the Commission specifically declined to impose any uniform set of conditions for use of the word "Global" in a fund's name.  Our view is that Federated Global Equity Fund will be diversified in terms of the number of countries represented therein and thus believe that its registration statement is consistent with the Commission's guidance noted above.  Accordingly, we are not inclined to make the suggested change in the strategy section.

In accordance with your second comment to confirm whether or not there is expected to be any acquired fund fees and expenses, the acquired fund fees and expenses are expected to be between 3 and 4 basis points and the fee table will be updated to reflect these amounts.

In accordance with your third comment that the fee example does not reflect the fee waiver, the Staff’s comment has been noted.

In accordance with your fourth comment to list all derivatives that are a principal strategy under “What are the Fund’s Main Investment Strategies,” the final sentence under that section has been amended to include swaps, and therefore, lists all types of derivatives that are deemed to be principal investments.

In accordance with your fifth comment regarding exchange traded funds risk, per the response to the second comment, there are expected to be acquired fund fees and expenses. The Registrant is comfortable listing Exchange-Traded Fund Risks as a principal risk and has added a reference to the use of exchange-traded funds in its investment strategy.

In accordance with your sixth comment regarding fixed-income securities disclosure to be added to the strategy section, convertible securities are the only type of fixed-income securities in which the Fund principally invests. The paragraph on “Fixed-Income Securities” serves as an introduction to the more detailed disclosure on convertible securities that follows. The Fund’s ability to invest in convertible securities is referred to in the investment strategy section.

In accordance with your seventh comment regarding credit default swaps, writing credit default swaps is not expected to be a principal strategy of the Fund and has been removed from the Fund’s Prospectus and moved to its SAI.

In accordance with your eighth comment on the privacy policy, the Registrant inadvertently included the privacy policy in its registration statement filing.  The Registrant will refile the registration statement without the privacy policy.

If you have any questions on the enclosed material, please contact me at (412) 288-1202.

Very truly yours,

/s/ Alice Helscher
Alice Helscher
Senior Paralegal

Enclosures